SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1342645

As at April 18, 2007

  FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: April 18, 2007

Print the name and title of the signing officer under his signature.

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Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.farallonresources.com

FARALLON ANNOUNCES CHANGES TO ITS BOARD OF DIRECTORS
FOUR INDEPENDENT DIRECTORS JOIN THE BOARD

April 18, 2007, Vancouver, BC - Dick Whittington, President and CEO of Farallon Resources Ltd. (TSX:FAN) ("Farallon" or the "Company"), is pleased to announce that four independent directors have been appointed to the Company's Board. These include Terry Lyons, B.Sc., MBA, William E. Stanley, P.Eng., CMC, Gordon D. Ulrich, P.Eng., MBA, and Michael G. Weedon, MBA.

Terry Lyons brings over 34 years of business experience to the Board. Since completing a Bachelor of Science in Civil Engineering, and MBA degrees in the mid 1970's, he has held a number of senior positions in industry. Mr. Lyons is currently non-executive Chairman of Northgate Minerals Corporation and a director and officer of several public corporations including Canaccord Capital Inc., Diamonds North Resources Ltd., Polaris Minerals Corporation, Skye Resources Inc. and the Vancouver Convention Centre Expansion Project Ltd., as well as several private corporations. He is a former Chairman of the Board of Westmin Resources Limited and was a director of the Battle Mountain Gold Company. An active member of the community, Mr. Lyons is a former Governor of the Olympic Foundation of Canada, past Chairman of the Mining Association of British Columbia, and a member of the Advisory Board of the Richard Ivey School of Business at the University of Western Ontario.

William Stanley has had a 30-year career in the mining industry, encompassing both international and domestic assignments. A retired partner from Coopers & Lybrand Consulting, he was the Director of Canadian and international mining practice for the firm. A long time active member of industry and community organizations, he is a Past President of the Canadian Institute of Mining and Metallurgy, and a past recipient of both the CIM Distinguished Service Medal, in recognition of his exceptional service to the industry, and the CIM Distinguished Lecturer Award. Mr. Stanley is also the founding Chairman of the Mining Suppliers, Contractors and Consultants Association of BC. He currently serves on the Boards of Miramar Mining Corporation and Shore Gold Inc.; and he is a former Director of Westmin Resources Limited, Gibraltar Mines Ltd., Kensington Resources Ltd., Luscar Ltd. and Teck Corporation.

Gordon Ulrich was with Luscar Ltd., a major energy company (coal mining and oil and gas development) based in western Canada for 23 years, culminating in his leadership of the company as President from 1990-2001. Under Mr. Ulrich's tenure, Luscar went public with a $500 million Initial Public Offering to form the Luscar Coal Income Fund, opened two new mines, and increased revenues two-fold to $700 million. An active member of the business community, Mr. Ulrich is a member of the board of Messina Minerals, as well as several other organizations and Alberta government advisory committees. He is the Chairman and a Trustee of the Sturgeon Community Hospital Foundation and a volunteer with the Alberta Business School Capital Campaign.

Michael Weedon is a business executive and financial analyst with experience in a variety of industrial sectors, including manufacturing, insurance, technology and mining. He began his career in 1976 as a financial analyst with BF Goodrich, rising to the position of VP finance and treasurer in two years. Since that time, he has held management positions with Loewen Group Inc. (service sector), Sherritt Inc (mining sector), Epton Industries Inc (technology sector), and EPI Environmental Technologies. He is currently the principle of Ascendez Advisory Services that provides business consulting, restructuring and corporate governance advice.
Mssrs Lyons, Stanley, Ulrich and Weedon will join Barry Coughlan, BA, a long-standing member of the Board, to establish a complement of five independent directors. Concurrently with these appointments, Robert Dickinson and Scott Cousens will retire from the Board. Ronald Thiessen will remain a director and the Chairman of the Board. Dick Whittington (President and CEO), Jeffrey Mason (Chief Financial Officer) and David Copeland will also remain as directors. The new Board will have nine members.

President and CEO, Dick Whittington said:

"First of all, I would like to thank Robert Dickinson and Scott Cousens for their many years of service on the Board and to acknowledge their significant contribution through the exploration phase of the Company's Campo Morado Project and their assistance in the development of the Company to where it is today. I would also like to welcome Terry Lyons, William Stanley, Gordon Ulrich and Michael Weedon and to the Board. With these new appointments, Farallon has demonstrated its commitment to creating a new Board with a significant independent component. This is important in terms of corporate governance; however, these new appointees also have outstanding backgrounds in the mining business, including experience in mine development and operations, which will be of particular value to the Company as it focuses on the development of a mine at the high grade G-9 deposit at Campo Morado."

For further details on Farallon Resources Ltd. and its Campo Morado property and photographs of the decline development work, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for underground and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.